Wolters Kluwer

[redacted]

05012470

File No. 82-2683

RECEIVED
2005 NOV 10 P 3:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Wolters Kluwer Third-Quarter 2005 Results
Revenues Increase - Growth Momentum Continues

Amsterdam (November 9, 2005) - Wolters Kluwer, a leading multinational publisher and information services company, today announced third-quarter 2005 results affirming strategy with improved top-line growth compared to previous period and overall performance in line with full-year outlook and three-year plan.

SUPPL

Highlights for the third quarter 2005 include:

- Results positively reflect investments in top-line growth, reiterating full-year organic growth outlook
- Revenues €862 mln (2004: €825 mln), YTD €2,442 mln (2004: €2,428 mln)
- Organic revenues grew 2% driven by strong performance in Health; Corporate Legal Services; Tax, Accounting & Legal; and Education
- Ordinary EBITA €143 mln (2004: €142 mln), YTD €385 mln (2004: €403 mln), and third-quarter ordinary EBITA margin 17%, similar to third quarter 2004
- Structural cost savings in line with expectations; third quarter €25 million, YTD €72 mln, target increased to approximately €95 mln for full year
- Free cash flow for the third quarter €120 mln (2004: €111 mln), in line with seasonal trend of working capital; nine months €143; full-year guidance increased to approximately €300 mln

Nancy McKinstry, Chairman of the Executive Board, commented on the Company's performance over the third quarter of 2005:

"Our third-quarter results reflect the momentum we are building as we execute our strategy to deliver shareholder value by focusing on core customer segments and investing in growth. Our organic revenue growth can be attributed to strong performances of new products, online and integrated solutions as well as improved customer retention. We also are encouraged by our success at expanding into adjacent market segments, particularly within Health, Tax and Accounting, and Corporate & Financial Services, which are providing additional growth opportunities. We are confident we will achieve our full-year objectives."

Key division highlights, reflecting progress made in the third quarter:

Health: Good third-quarter organic revenue growth of 2%, driven by new product launches, particularly within the Professional & Education unit, expansion of key customer relationships and Ovid online performance. Targeted acquisition underway for NDCHealth Corporation's Information Management group provides significant expansion of the division's pharmaceutical product and service offering.
Corporate & Financial Services: Strong third-quarter organic revenue growth of 6%, supported by market share gains in core corporate and UCC services, new sales of lending software products, and continued strong growth in trademark, litigation support and e-billing product lines.
Tax, Accounting & Legal: Solid year-to-date performance continued in the third quarter with organic revenue growth of 4%, driven by new and enhanced products, such as those in the Accounting Research Manager and ProSystem *fx* Tax and Engagement lines, and by strong customer retention and new sales of online integrated libraries in both units.
Legal, Tax & Regulatory Europe: Organic revenue growth of -1%, including the effects of product pruning, reflects good growth in Italy, Spain and Central Europe and in online products; restructurings in the Netherlands, the United Kingdom and Belgium progressing on plan.
Education: Solid organic revenue growth of 4%, in part as a result of phasing differences; challenging market conditions remain, especially in Sweden and the United Kingdom, with weakening expected in the fourth quarter.

PROCESSED
NOV 10 2005
THOMSON FINANCIAL

Updated outlook for 2005 (in constant currencies[1]):

- Organic top-line growth of 1-2%
- Operating margins of 15-16%, before exceptional restructuring charges of approximately €15 million (previously: €10 million)
- Cash conversion ratio of 95-105%
- Free cash flow target increased to approximately €300 million (previously: at least €250 million)
- Return on invested capital of 6-7%
- Ordinary earnings per share (EPS) of €0.92 - €1.01, including the impact of IFRS treatment on financing costs of €15 million
- Cost savings target increased to approximately €95 million for 2005 (previously: €80-€90 million)

Profit and loss account figures[2]

(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
862	825	4	4	Revenues	2,442	2,428	1	2
125	122	3		Operating income	326	316	4	
15	15			Operating income margin (%)	13	13		
79	133	(41)		Net income	185	239	(22)	
0.26	0.45	(42)		Basic EPS (€)	0.61	0.81	(24)	
0.26	0.44	(41)		Diluted EPS (€)	0.61	0.80	(23)	

Other benchmark figures[3]

(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
143	142	1	1	Ordinary EBITA	385	403	(4)	(3)
17	17			Ordinary EBITA margin (%)	16	17		
142	137	4	3	EBITA	377	361	4	6
16	17			EBITA margin (%)	15	15		
89	83	7	4	Ordinary net income	221	233	(5)	(1)
0.29	0.27	6	4	Ordinary diluted EPS (€)	0.73	0.78	(6)	(2)

[1] Constant rate EUR/USD = 1.24. Changes of the fair value of derivatives that impact the profit and loss account are also eliminated to the extent that these result from currency fluctuations.

[2] As from 2005, Wolters Kluwer reports its interim financial results based on IFRS. The comparative 2004 financial information has been restated in accordance with IFRS, except for the implications of the standards on financial instruments (IAS 32 / 39), that have only been adopted as of January 1, 2005.

[3] Wherever used in this report, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of intangible assets. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our base business. These figures are presented as additional information and do not replace the information in the profit and loss account and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP. Profit and loss account figures represent the information included in the profit and loss account, as per the "Besluit Modellen Jaarrekening".

Non profit and loss account benchmark figures
(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2005	Third quarter 2004	Change %		Nine months ended September 30 2005	2004	Change %
1.15	1.08		Cash conversion ratio (CAR)	0.79	1.09	
120	111	9	Free cash flow	143	293	(51)
0.40	0.37	9	Free cash flow per share (fully diluted, in euros)	0.47	0.98	(51)
			Net (interest bearing) debt [4]	1,810	1,712	6
			Ultimo number of FTEs	17,454	17,430	0

Financial Performance

Revenues
In the third quarter, revenues were €862 million, up 4% compared to the previous year (€825 million). Organically, in constant currencies and excluding the impact of acquisitions and divestments, revenues increased 2%.

For the nine months ended September 30, 2005, revenues were €2,442 million, compared to €2,428 million in the previous year. Revenues in the nine months ended September 30, 2005, increased organically 2%, in line with full-year guidance of 1-2%.

Ordinary EBITA, Ordinary Net Income, Ordinary EPS
In the third quarter, ordinary EBITA was €143 million, compared to €142 million in the previous year. The margin was the same, at 17%. Increased cost savings were offset by additional product development expenditure and restructuring costs.

Nine months ordinary EBITA was €385 million (16% margin), compared to €403 million (17% margin) in the previous year. Ordinary EBITA decreased partly due to the one-off positive impact in the second quarter of 2004 of the change of the post-retirement medical plan in the United States (FAS 106, €11 million).

Financing costs increased to €87 million in 2005, compared to €75 million in the previous year, as a result of the adoption of the IFRS guidelines on financial instruments per January 1, 2005.

Ordinary net income decreased to €221 million, -1% in constant currencies. Ordinary diluted EPS was €0.73.

Operating Income, Net Income, EPS
In the third quarter, operating income was €125 million, up 3% compared to last year.
Net income for the third quarter was €79 million, compared to €133 million in the same period of 2004. In 2004, a pre-tax gain of €61 million (€59 million after tax) was generated from divestments (mainly ten Hagen & Stam – the Netherlands).

Operating income in the nine months ended September 30, 2005, was €326 million, up 4% compared to the previous year. The exceptional restructuring expense in 2005 was €8 million, compared to €42 million in 2004. Net income was €185 million for the nine months ended September 30, 2005, compared to €239 million in 2004, again mainly due to the divestments mentioned above. Diluted EPS was €0.61, compared to €0.80 in 2004.

[4] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, cash loans minus cash and cash equivalents and value of related swaps and forward exchange contracts.

Balance Sheet, Cash Flow
The intangible fixed assets for the nine months ended September 30, 2005, amounted to €3,297 million, compared to €2,812 million at December 31, 2004, due to acquisitions (mainly De Agostini Professionale) and an appreciation of the U.S. dollar versus the Euro.

The free cash flow in the third quarter was €120 million, up 9% compared to the same period last year.

The free cash flow for the nine months ended September 30, 2005, was €143 million, compared to €293 million in the previous year, as a result of a negative change of working capital and increased payments of financing costs.

In 2004, a one-off improvement in working capital was generated. In 2005, working capital resumed its normal seasonal pattern, which resulted in an increase of working capital in the first three quarters of the calendar year, followed by an expected decrease in the fourth quarter.

Division Overview
(All amounts are in millions of euros unless otherwise indicated)

Third quarter			Nine months ended September 30	
2005	2004		2005	2004
		Revenues		
165	160	▪ Health	457	455
125	108	▪ Corporate & Financial Services (CFS)	360	330
151	144	▪ Tax, Accounting & Legal (TAL)	456	453
290	286	▪ Legal, Tax & Regulatory Europe (LTRE)	912	936
131	127	▪ Education	257	254
862	825	Total revenues	2,442	2,428
		Operating income		
27	25	▪ Health	62	63
21	14	▪ Corporate & Financial Services (CFS)	69	61
14	18	▪ Tax, Accounting & Legal (TAL)	69	85
24	26	▪ Legal, Tax & Regulatory Europe (LTRE)	98	76
51	48	▪ Education	62	59
(12)	(9)	▪ Corporate	(34)	(28)
125	122	Total operating income	326	316
		Ordinary EBITA		
29	28	▪ Health	69	73
23	15	▪ Corporate & Financial Services (CFS)	74	63
23	28	▪ Tax, Accounting & Legal (TAL)	98	114
29	32	▪ Legal, Tax & Regulatory Europe (LTRE)	115	125
51	48	▪ Education	62	59
(12)	(9)	▪ Corporate	(33)	(31)
143	142	Total ordinary EBITA	385	403

Health

(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2005	Third quarter 2004	Change %	Change constant currency %		Nine months 2005	Nine months 2004	Change %	Change constant currency %
165	160	3	3	Revenues	457	455	1	4
27	25	9		Operating income	62	63	(2)	
29	28	4	4	Ordinary EBITA	69	73	(5)	(3)
18	18			Ordinary EBITA margin (%)	15	16		
1	2			Capital expenditure on fixed assets (CAPEX)	6	6		
				Ultimo FTEs	2,209	2,158	2	

Division Focus. Wolters Kluwer Health is the leading provider of information for students, professionals and institutions in medicine, nursing, allied health, pharmacy, and the pharmaceutical industry. Health's strategic focus is to develop critical content, integrated information databases, and workflow tools to support learning and decision making across the healthcare industry.

Wolters Kluwer Health had a good third quarter, with revenue growth at constant currencies of 3% for the quarter (organic 2%) and 4% year-to-date (organic 3%). The division continued to make progress building on its growth strategy, both organically with the launch of new products, expansion of customer and society relationships and continued penetration of online products, and via key acquisitions and alliances. The division also intensified its ongoing efforts to increase internal efficiencies and improve quality and cost competitiveness with the launch of a division-wide Six Sigma process improvement program. Ordinary EBITA for the third quarter was equal to the prior year and lower on a year-to-date basis due largely to increased investments in product development.

Health's Medical Research unit performed well, driven by the Ovid and journal product lines. Ovid launched a new multi-language content platform, Ovid Lingua, providing publishers easy access to electronic books and journals in nearly 80 languages. The unit continued its focus on expanding proprietary content and building society relationships, including contracts to publish journals for the American Association of Geriatric Psychiatry, the Section on Pediatrics for the American Physical Therapy Association (Pediatrics) and the American Burn Association. Boucher Communications, publisher of six leading vision-care trade journals, was acquired, establishing the division's presence in the growing ophthalmology area.

Professional and Education (P&E) delivered strong year-to-date organic revenue growth driven by continued progress on new product launches and strengthened by greater adoption of products introduced over the past year, especially in the allied health and nursing markets. The unit has signed a total of over 200 products year-to-date, and its nursing journals continue to exceed circulation targets. P&E also completed an agreement to produce five new products for the National Academy of Sports Medicine.

Revenue growth at Pharma Solutions in the third quarter was driven by good performance in its book and business intelligence product lines. During the third quarter, the unit announced plans to acquire NDCHealth Corporation's Information Management group. The acquisition, expected to close around year-end 2005, will

position Wolters Kluwer Health to serve the full scope of information needs across the continuum of discovery, development, and distribution for the pharmaceutical, biotech, and medical device industries, with a leading position in business intelligence tools and analytical data products. The unit also continues to expand its growth initiatives in the Spanish-language market, with more significant sales of content in Spain, South America and Mexico.

Clinical Tools' performance was flat in the quarter due to strong comparables of the prior year. Sales of the Medi-Span product line continue to demonstrate good performance.

Wolters Kluwer Health's content management system, PubFusion, is now in use with 170 Health journals providing increased efficiency in the production process and significantly reducing production costs. During the quarter, the division also began offering PubFusion commercially in collaboration with EMC Documentum as a revenue-producing service targeting self-publishing societies and research institutions.

Full year 2005 outlook for organic revenue growth for the division is reiterated at 3-5%.

Corporate & Financial Services (CFS)

(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
125	108	14	15	Revenues	360	330	9	13
21	14	53		Operating income	69	61	14	
23	15	47	49	Ordinary EBITA	74	63	17	21
18	14			Ordinary EBITA margin (%)	21	19		
1	5			Capital expenditure on fixed assets (CAPEX)	11	11		
				Ultimo FTEs	2,869	2,644	8	

Division Focus. Wolters Kluwer Corporate & Financial Services is the leader in both the corporate legal and the financial services markets. The division's strategy focuses on strengthening its position in corporate legal workflow tools, integrated compliance solutions for banking, securities, and insurance organizations, and expanding into adjacent markets with financial services solutions.

Corporate & Financial Services reported revenue growth at constant currencies of 15% for the third quarter (6% organic) and 13% year-to-date (5% organic). Corporate Legal Services performed particularly well, boosted by an expansion of market share through the launch of new products, including CT's universal integration tool, and continued growth of existing corporate and UCC services and e-billing software. Several alliances and partnerships were also completed in both the Corporate Legal and Financial Services units that are designed to expand customer relationships by offering additional workflow solutions. Overall, ordinary EBITA margin increased significantly compared to the same period in 2004 as a result of the strong revenue growth and acquisitions and despite continued investments in new products and restructuring initiatives such as shared services.

Corporate Legal Services delivered record revenue for the third quarter, driven by strong year-over-year results in all operating groups. Among new and enhanced product highlights, CT Corporation launched the Universal Service of Process Connector as part of its integrated suite of litigation workflow management tools, making CT the only provider to offer this innovative solution. Business Filings became the exclusive provider of incorporation services to the American Institute of Certified Public Accountants (AICPA) through an agreement to offer BizFilings on the AICPA online site CPA2Biz. UCC Direct and Wolters Kluwer Financial Services' PCi Corporation collaborated to launch a Flood Determination Service to UCC Direct's iLienOnline solution.

Financial Services revenues remained steady for the quarter, with good year-to-date organic revenue growth. The unit realized strong sales of Bankers Systems' electronic lending and deposit solutions. A number of important software sales occurred, including a contract with Wescom Credit Union, one of the largest institutions in the U.S., to use the Rembrandt lending software. Several alliances were formed to provide integrated access to Bankers Systems' electronic solutions, including a Rembrandt software contract for credit union customers of Salem Associates, a leading information technology consulting firm. Development of Expere, Bankers Systems' extensive compliance knowledge base, continued with ongoing enhancements to lending and deposit content and tools that can be integrated into the technology platforms of data processors and other automated workflow solution providers. The unit's securities software business continues to grow, led by GainsKeeper.

Full year 2005 outlook for organic revenue growth for the division is reiterated at 3-5%.

Tax, Accounting & Legal (TAL)

(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
151	144	6	4	Revenues	456	453	1	3
14	18	(18)		Operating income	69	85	(18)	
23	28	(18)	(20)	Ordinary EBITA	98	114	(14)	(11)
15	19			Ordinary EBITA margin (%)	21	25		
2	3			Capital expenditure on fixed assets (CAPEX)	5	7		
				Ultimo FTEs	3,843	3,823	1	

Division Focus. Wolters Kluwer Tax, Accounting & Legal provides market-leading information, tools, and solutions to its professional customers. The Tax and Accounting unit's key strategy is to expand its leading market position by delivering best-of-breed, deeply integrated software and content solutions. The Legal unit continues to lead in specialty and business compliance content, tools, and solutions, leveraging its rich content assets to create new integrated online offerings in specialty areas.

Tax, Accounting & Legal reported revenue growth at constant currencies of 4% for the third quarter (4% organic) and 3% year-to-date (4% organic). Performance was attributable to the success of new and enhanced products, including Accounting Research Manager, ProSystem *fx* Tax and Engagement and online Integrated Libraries, and by stronger customer retention driven by investments in sales and marketing. Third-quarter

ordinary EBITA margin was impacted by significant investments in new product development and sales and marketing designed to support growth momentum, and restructuring costs largely associated with shared services and offshore IT development.

Tax and Accounting U.S. had solid organic revenue growth in the third quarter, continuing its good year-to-date performance. The unit reports that all of the top 100 accounting firms now rely on one or more CCH tax and accounting solutions. The CCH Tax Research NetWork also expanded its content offering through a ground-breaking partnership with the Bureau of National Affairs (BNA), the largest independent publisher of specialized news and information for professionals. Investments in global expansion of the tax software suite concept continued with CCH Canadian launching CCH Site Builder for tax and accounting firm web sites, leveraging ProSystem *fx* software. Book sales, aided by two new tax bills in the U.S. (Katrina Emergency Tax Relief Act of 2005 and Energy Policy Act of 2005) also contributed to growth.

The Legal unit delivered good organic revenue growth for the quarter and the year-to-date as it continued to advance its strategy to provide premier research products in key specialty areas for legal and business compliance professionals. Performance was driven by increased customer retention on standing order products, good new sales of integrated libraries and licensing revenues, and a strong selling season for the Legal Education group. The unit continued to invest in enhancing proprietary content, content digitization and integration to grow electronic product revenue, including introducing two new online libraries: *Executive Compensation* and *Labor and Employment Law*, and a new web-based tool Practice Intelligence delivered via *CCH Internet Research NetWork.*

Full year 2005 outlook for organic revenue growth for the division is increased to 3% (from 2%).

Legal, Tax & Regulatory Europe (LTRE)
(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
290	286	1	1	Revenues	912	936	(3)	(3)
24	26	(10)		Operating income	98	76	28	
29	32	(7)	(7)	Ordinary EBITA	115	125	(8)	(8)
10	11			Ordinary EBITA margin (%)	13	13		
9	7			Capital expenditure on fixed assets (CAPEX)	24	17		
				Ultimo FTEs	7,127	7,350	(3)	

Division Focus. Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) has a long successful history in legal and regulatory publishing in Europe and is a leader in its markets. The division's strategy is to serve its customers with strong information, software, and solutions and to leverage its powerful brands, strong market positions, and superior content.

Legal, Tax & Regulatory Europe's revenue growth in the third quarter was 1% (organic –1%) and year-to-date –3% (organic slightly negative) including the anticipated effect of product pruning. Strong contributors to third-quarter revenues included Italy, Spain, and Central Europe as well as good online growth throughout the

division. Third-quarter ordinary EBITA margins were largely in line with the prior year levels and reflect investments in product development and restructuring activities in the United Kingdom, Belgium and the Netherlands, which continue on plan.

The division continues to make progress at enhancing revenue growth through the development of new and enhanced online products. Several of these products were launched in the third quarter, including in the Netherlands, *Kluwer Signalen,* an e-alert service for professional customers in law, tax and human resources; in the United Kingdom an advanced e-learning platform for continuing professional development of accountants and finance professionals, which was developed by digital spirit, a part of Wolters Kluwer's Education division; and in Italy *Suite LaLegge,* a comprehensive database and workflow tool for legal professionals.

The European Sourcing Program also realized significant cost savings and additional business simplification in the division's purchasing activities. The program commenced in France, Italy, and Spain early 2005, and is now being rolled out across Europe.

Full year 2005 outlook for organic revenue growth for the division is reiterated at -1%, including the effect of product-line pruning.

Education

(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
131	127	3	4	Revenues	257	254	1	2
51	48	6		Operating income	62	59	5	
51	48	6	7	Ordinary EBITA	62	59	6	6
39	38			Ordinary EBITA margin (%)	24	23		
1	3			Capital expenditure on fixed assets (CAPEX)	5	5		
				Ultimo FTEs	1,307	1,365	(4)	

<u>Division Focus.</u> Wolters Kluwer Education is one of Europe's leading providers of educational products and services. Education's growth strategy is to reinforce its leading position in textbook publishing by developing innovative electronic products and services, connected to the established print base, that create clear differentiation and competitive advantage for the division and its customers.

Education achieved organic revenue growth of 4% for the quarter, driven by a solid start of a new school year and by the phasing of shipments between the third and fourth quarters. Performance in the third quarter was particularly strong in the Netherlands, Belgium and Germany, reflecting the success of new product launches and improved sales and marketing. Overall year-to-date organic growth was 1% reflecting the continuation of difficult market conditions in Sweden, and the United Kingdom where the announcement of a new curriculum beginning in 2006, has resulted in a significant slow down in order volume in 2005. These market conditions are expected to weaken further in the fourth quarter. The year-to-date ordinary EBITA margin of 24%, an increase over prior year, reflects the effects of restructuring.

Several initiatives are underway which strengthen the division's core activities and provide a platform for future growth. Wolters-Noordhoff is preparing the launch in November of WN Testing and Assessment, a major innovative project in the field of Secondary Education in the Netherlands. This online service simplifies preparing and evaluating student tests which will help teachers save up to 20% time. The service is customized for all major courses in secondary education. In the United Kingdom, Nelson Thornes has signed an exclusive partnership with the AQA (Assessment and Qualifications Alliance) to develop the new math and science products for the curriculum to be introduced in 2006 and beyond.

Fred Grainger, managing director of Nelson Thornes, was appointed to the position of chief operating officer for Education in September 2005.

Full year 2005 outlook for organic revenue growth for the division is reduced to flat due to expected weakening in the fourth quarter.

Corporate

(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
(12)	(9)	45	45	Operating income	(34)	(28)	18	18
(12)	(9)	28	28	Ordinary EBITA	(33)	(31)	7	7
0	0			Capital expenditure on fixed assets (CAPEX)	1	1		
				Ultimo FTEs	99	90	11	

Corporate Developments

Shared Services North America

Implementation of shared services for human resources continued in North America.
In information technology, migration of data management and hosting to Perot, Wolters Kluwer's outsourcing partner, also continued. Wolters Kluwer reached a seven-year agreement at the end of 2004 with Perot Systems Corporation to provide data center management, back-office support, and other information technology services. The agreement has a total contract value of approximately $200 million.

Appointment of Mr. Leonard P. Forman as Supervisory Board Member

Mr. Forman, Executive Vice President and CFO of the New York Times Company, has been appointed as a member of the Supervisory Board of Wolters Kluwer at an Extraordinary Meeting of Shareholders on August 15, 2005, in Amsterdam.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses. In addition, financial risks, such as currency

movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

2005-2006 Calendar

2005 Third-Quarter Results	November 9, 2005
2005 Full-Year Results	March 1, 2006
Publication Annual Report 2005	March 2006
Annual General Meeting of Shareholders	April 26, 2006
2006 First-Quarter Results	May 10, 2006
2006 Half-Year Results	August 2, 2006
2006 Third-Quarter Results	November 8, 2006

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

Conference Call for Financial Analysts:
Wolters Kluwer's management will conduct a conference call for Financial Analysts on Wednesday November 9, at 1.00 pm CET. If you wish to participate you can use the following dial-in numbers (code: Wolters Kluwer). Netherlands Dial In: +31 20 201 3897, U.S. Dial In: +1 617 213 8053, U.K. Dial In: +44 20 7365 4163.

The conference call will be audio-webcast on the internet, both live (in listen-only mode) and for replay purposes at www.wolterskluwer.com.

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The data in this report are unaudited.

Profit and loss account

(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2005	Third quarter 2004		Nine months ended September 30, 2005	Nine months ended September 30, 2004
862	825	**Revenues**	2,442	2,428
321	306	Cost of sales	895	940
541	519	Gross result	1,547	1,488
149	117	Sales costs	431	370
		Total general and administrative cost		
249	260	▪ G&A operating expenses	731	715
17	15	▪ Amortization of publishing rights and impairments	51	45
1	5	▪ Exceptional restructuring expense	8	42
416	397	Total operating expenses	1,221	1,172
125	122	**Operating income**	326	316
0	61	Exceptional other income / results from divestments	0	59
1	-	Income from investments	4	-
(24)	(24)	Financing results	(87)	(75)
102	159	Income before taxation	243	300
(23)	(26)	Taxation on income	(58)	(60)
0	0	Net results from associates	0	(1)
79	133	**Net income**	185	239
		Attributable to		
79	133	▪ Equity holders of the parent	185	239
0	0	▪ Minority interest	0	0
79	133	Total	185	239
0.26	0.45	Basic EPS (€)	0.61	0.81
0.26	0.44	Diluted EPS (€)	0.61	0.80

Wolters Kluwer

Consolidated balance sheet

(Before appropriation of results)

(All amounts are in millions of euros unless otherwise indicated)

	September 30, 2005		December 31, 2004	
Intangible fixed assets	3,297		2,812	
Property, plant and equipment	204		208	
Investments in associates	15		13	
Other financial fixed assets	151		220	
Deferred tax assets	23		34	
Non-current assets		3,690		3,287
Inventories	141		134	
Accounts receivable	1,011		894	
Current tax receivable	18		14	
Cash and cash equivalents	530		687	
Current assets	1,700		1,729	
Deferred income	783		805	
Trade creditors	309		318	
Bank overdrafts	33		-	
Current tax payable	39		12	
Short-term provisions	41		51	
Other short-term liabilities	988		748	
Current liabilities	2,193		1,934	
Working capital		(493)		(205)
Capital employed		**3,197**		**3,082**
Long-term liabilities		1,942		2,093
Deferred tax		10		46
Long-term provisions		201		191
Share capital	37		36	
Other reserves	818		399	
Net income	185		311	
Shareholders' equity		1,040		746
Minority interests		4		6
Group equity		1,044		752
Total financing		**3,197**		**3,082**

Cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2005	Third quarter 2004		Nine months ended September 30 2005	Nine months ended September 30 2004
125	122	Operating income	326	316
40	45	Amortization and depreciation	118	125
1	5	Exceptional restructuring expense	8	42
13	1	Autonomous movements in working capital	(96)	5
179	173	**Cash flow from operations**	356	488
(19)	(5)	Financing costs	(83)	(46)
(20)	(25)	Paid corporate income tax	(58)	(65)
(7)	(14)	Appropriation of reorganization provisions	(30)	(42)
(5)	2	Other	3	5
(51)	(42)		(168)	(148)
128	131	**Cash flow from operating activities**	188	340
(14)	(20)	Capital expenditure on fixed assets	(52)	(47)
(17)	-	Acquisition spending	(299)	(25)
-	(5)	Divestments of activities	1	(5)
6	-	Dividends received	7	-
(6)	29	Cash from derivatives	24	29
(31)	4	**Cash flow from investing activities**	(319)	(48)
97	135	**Cash flow surplus/(deficit)**	(131)	292
2	-	Exercise of stock options	10	-
(3)	(3)	Movements in (long-term) loans	(6)	(4)
(13)	-	Movements in bank overdrafts	33	-
-	-	Dividend payments	(69)	(82)
(14)	(3)	**Cash flow from financing activities**	(32)	(86)
83	132	**Net cash flow**	(163)	206
447	480	Cash and cash equivalents at beginning of period	687	404
0	(1)	Exchange differences on cash and cash equivalents	6	1
447	479		693	405
530	**611**	**Cash and cash equivalents as at September 30**	**530**	**611**

Statement of the changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	2005			2004
	Shareholders' equity	Minority interest	Total equity	Total equity
Prior year balance at December 31	746	6	752	864
Change in accounting policy[5]	18		18	(209)
Restated opening balance	**764**	**6**	**770**	**655**
Exchange rate differences	141		141	14
Net income	185		185	239
Cash dividend	(69)		(69)	(82)
Share based payments	9		9	3
Exercise of stock options	10		10	-
Other movements		(2)	(2)	4
Position at September 30	**1,040**	**4**	**1,044**	**833**

[5] The change in accounting policy per 1 January 2005 relates to the adoption of the IFRS standards on financial instruments (IAS 32 and IAS 39). It amounts to €18 million, net of deferred taxation.

Selected Explanatory Notes

Accounting policies

As of January 1, 2005, Wolters Kluwer has adopted IFRS. The financial information has been prepared on the basis of IFRS expected to be effective per December 31, 2005. However, IFRS are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB and are therefore still subject to change. We will update our restated financial information for any such changes when they are made. As a consequence, these figures should be treated with the appropriate caution as they might need to be revised in the light of such changes. IFRS 1 on the Adoption of International Financial Reporting Standards has been applied to this report. The appendix to the 2004 Annual Report contains a detailed description of the impact of the adoption of IFRS. Except for the accounting changes mentioned below, the main accounting policies did not change when compared to the 2004 Annual Report.

The impact of the adoption of IFRS on shareholders' equity and net income is summarized underneath. Please note that the shareholders' equity per December 31, 2004, consists of two components, the reconciliation of shareholder's equity per December 31, 2004, and the impact of the adoption of the IFRS standards on financial instruments per January 1, 2005. The appendix to the 2004 Annual Report contains the reconciliation of equity per January 1, 2004, and the cash flow for 2004.

In millions of euros	Net income nine months ended September 2004	Net income full year 2004	Equity September 30, 2004	Equity December 31, 2004
As reported (Dutch GAAP)	102	135	903	775
Share based payments	(3)	(3)	-	-
Business combinations	120	155	120	155
Taxation	20	25	(201)	(196)
Employee benefits	-	(1)	12	11
Exchange rate differences	-	-	(7)	1
Restated (IFRS)	239	311	827	746
Minority interests (equity)			6	6
Group equity			833	752
Change in accounting policy for financial instruments[6]				18
Opening balance sheet per January 1, 2005				770

Share based payments

The costs of the stock options that were granted in 2003 have been charged to the profit and loss account in 2003 and 2004 on a pro rata basis.

Business combinations and intangibles

Under IFRS, goodwill is not amortized, but only subject to an impairment review, both annually and when there are indications that the carrying value of the goodwill might not be recoverable. Wolters Kluwer carried out its annual impairment review at the end of the third quarter. This impairment test did not result in an impairment.

Taxation

A deferred tax liability has been recognized on the publishing rights. This deferred tax liability is credited to income, as the amortization expense of the publishing rights is incurred. For the publishing rights that were carried in the balance sheet per January 1, 2004, the deferred tax liability has been charged to equity per January 1, 2004.

[6] The change in accounting policy relates to the adoption of the standards on financial instruments, net of deferred taxation.

Employee benefits
All actuarial gains and losses of defined benefit post retirement plans per January 1, 2004, have been recognized and any amortization of such gain in 2004 has been reversed in the profit and loss account.

Financial instruments[7]
The main effects of the adoption of IAS 32 and 39 as of January 1, 2005, on the financial results of Wolters Kluwer are as follows:

- The convertible bond has been recognized as a compound financial instrument in the financial statements as from January 1, 2005.
- All derivatives have been recognized at fair value in the balance sheet as from January 1, 2005. Unless hedge accounting is applied, changes in the fair value impact the financial results in the profit and loss account and therefore net income.
- Positive and negative bank balances of a legal entity with a bank are no longer offset, even though these balances are part of a notional cash pool, unless there is a legally enforceable right to set off the recognized amounts and the entity intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. This leads to an increase of the cash balance and the bank overdraft for the same amount.

The adoption of these standards has had a positive effect on equity per January 1, 2005, of €18 million, €26 million pre-tax less deferred taxes of €8 million. The adoption of these standards has increased financing costs in the nine months ended September 30, 2005, by €13 million (no change in the third quarter), resulting in a reduction of net income of €9 million. The increase of the cash balance as well as the bank overdraft is €33 million per September 30, 2005.

Special items contained in the interim financial report

Seasonality
Some of our businesses are impacted by seasonal purchasing patterns. Revenues of the Education division are impacted by the seasonal purchasing patterns that coincide with the start of the school-year and are thus tilted towards the second and third quarter. Revenues of our tax and regulatory businesses are strongest in the fourth quarter and first quarter, in line with statutory (tax) filing requirements. The cash flow is typically strongest in the fourth quarter as calendar year subscription renewals are received.

Acquisitions and divestments

Acquisitions

Total acquisition spending in the nine months ended September 30, 2005, was €299 million, including payments for acquisitions made in the previous years. This includes an amount of €2 million, relating to costs that are directly attributable to the acquisitions, such as legal fees, broker's costs and audit fees.

In the nine months ended September 30, 2005, the following acquisitions were completed:

PCi Corporation (Boston, MA, USA)
On January 31, 2005, Wolters Kluwer acquired 100% of the share capital of PCi Corporation. PCi is a provider of lending compliance management solutions and became a part of the CFS division. PCi has annual revenues of US$ 22 million (€18 million) and has 120 employees.

[7] The comparative financial information for 2004 has not been restated for the impact of the standards on financial instruments.

Nolis (Paris, France)
On April 22, 2005, Wolters Kluwer acquired 100% of the share capital of Nolis S.A. Nolis is a French online software provider for the transport and logistics industry and became a part of the LTRE division. Nolis has annual revenues of €7 million and has 30 employees.

De Agostini Professionale (Novara, Italy) and Utet Professionale (Turin, Italy)
On May 25, 2005, Wolters Kluwer acquired 100% of the shares of De Agostini Professionale S.p.A. and 100% of the shares of Utet Professionale S.r.L. De Agostini Professionale and Utet Professionale are leading publishing companies in the legal, tax and business markets with total revenues of approximately €70 million and approximately 160 employees. They are part of the LTRE division.

EON (Bucharest, Romania)
On June 9, 2005, Wolters Kluwer acquired 80% of the shares of EON Programming SA. EON is a Romanian legal electronic publisher for professionals in corporations and governments, with annual revenues of approximately €1 million and has approximately 30 employees. EON is part of the LTRE division.

AmeriSearch (Sacramento, CA, USA)
On July 6, 2005, Wolters Kluwer acquired the assets of AmeriSearch Inc. AmeriSearch will become a part of Wolters Kluwer CFS division. AmeriSearch has annual revenues of approximately €3 million and has approximately 20 employees.

Rosetti (Bucharest, Romania)
On August 24, 2005, Wolters Kluwer has acquired 100% of the shares of Editura Rosetti srl, a legal publisher in Romania. Rosetti, with approximately 17 employees and annual revenues of approximately €0.4 million, is a legal and tax publisher for professionals in organizations, governments and public administrations and is part of the LTRE division.

Boucher Communications (Fort Washington, PA, USA)
On September 8, 2005, Wolters Kluwer acquired the total assets of Boucher Communications Inc. (BCI). BCI assets will become a part of Wolters Kluwer Health division. BCI focuses on serving the vision care market. BCI has annual revenues of approximately €12 million and has approximately 48 employees.

(All amounts are in millions of euros)

	January 1– September 30, 2005
Fixed assets	13
Current assets	74
Current liabilities	(47)
Provisions	(2)
Net identifiable assets and liabilities	**38**
Goodwill/other intangibles on acquisition	286
Total consideration	**324**
Cash acquired	(7)
Changes of acquisition payables	(18)
Acquisition spending	**299**

The fair values of the acquirees' identifiable assets and liabilities could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation.

The goodwill recognized for these acquisitions represents a payment in anticipation of the future economic benefits to be derived by Wolters Kluwer as a result of the acquisition. These future economic benefits relate, for example, to opportunities with regard to cross selling, or cost efficiencies such as sharing of infrastructure.

Since the acquisition date, these acquisitions have contributed €38 million to revenues. If the acquisitions had all been executed on January 1, 2005, nine-months 2005 revenues for Wolters Kluwer would have been €2,472 million.

Issuances, repurchases and repayments of debt and equity instruments and dividends paid

In the nine months ended September 30, 2005, no issuances, repurchases of debt or equity instruments other than the stock dividend occurred. An amount of €214 million, with maturity date September 2006, was reclassified from long-term liabilities to other short-term liabilities.

The annual dividend of €69 million was paid in April. 981,500 (194,200 in the third quarter) stock options were exercised, for a total value of €10 million that was received by the Company.

Under the Long-Term Incentive Plan, 1,536,000 (31,000 in the third quarter) shares were conditionally granted to the Executive Board and other senior managers of the company in the nine months ended September 30, 2005.

Events after the balance sheet date

Since September 30, 2005, the following acquisitions were completed:

<u>Entyre (Ann Arbor, MI, USA)</u>
On October 4, 2005, Wolters Kluwer acquired the assets of Entyre, a part of MacBeedon Mortgage Systems LLC. It will become a part of the CFS division.
Entyre is a provider of web-based compliance solutions to the mortgage lending industry. Entyre has annual revenues of approximately €1 million and has approximately 19 employees.

<u>Tripoint (Chicago, IL, USA)</u>
On October 6, 2005, Wolters Kluwer acquired 100% of the shares of Tripoint Systems Development Corporation. Tripoint, a software development company specializing in legal industry electronic invoicing and matter management systems, will become part of the CFS division. Tripoint has annual revenues of approximately €3 million and has approximately 43 employees.

Contingent liability

<u>NDC Information Management (Phoenix, AZ, USA)</u>
On August 29, 2005, Wolters Kluwer announced its intention to acquire the Information Management business of NDCHealth Corporation (NDC-IM), a provider of healthcare information solutions. NDC-IM has approximately 450 employees and will become part of the Health division. The transaction is expected to be completed around year-end 2005. NDC-IM has revenues of approximately $165 million (€138 million). The purchase price of $382 million (€318 million) will be paid in cash.

The purchase price has not been reflected in the balance sheet as per September 30, 2005, since the transaction is subject to approval of the shareholders of NDCHealth and Per-Se Technologies as well as other customary closing conditions. The transaction has been approved by anti-trust authorities.

Other information

Reconciliation of benchmark figures

Reconciliation between operating income, EBITA, and ordinary EBITA
(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2005	Third quarter 2004		Nine months ended September 30 2005	Nine months ended September 30 2004
125	122	Operating income	326	316
17	15	Amortization of intangible fixed assets	51	45
142	137	EBITA	377	361
1	5	Exceptional restructuring expense	8	42
143	142	Ordinary EBITA	385	403

Reconciliation between net income and ordinary net income

Third quarter 2005	Third quarter 2004		Nine months ended September 30 2005	Nine months ended September 30 2004
79	133	Net income (A)	185	239
17	15	Amortization of intangible fixed assets	51	45
(7)	(9)	Tax on amortization	(20)	(22)
-	(59)	Exceptional other income / results from divestments (after taxation)	-	(56)
0	3	Exceptional restructuring expense (after taxation)	5	27
89	83	Ordinary net income (B)	221	233

Reconciliation between cash flow from operating activities and free cash flow

Third quarter 2005	Third quarter 2004		Nine months ended September 30 2005	Nine months ended September 30 2004
128	131	Cash flow from operating activities	188	340
(14)	(20)	Capital expenditure on fixed assets	(52)	(47)
6	-	Dividends received	7	-
120	111	Free cash flow (C)	143	293

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

Third quarter 2005	Third quarter 2004		Nine months ended September 30 2005	Nine months ended September 30 2004
179	173	Cash flow from operations	356	488
14	20	Capital expenditure on fixed assets	52	47
143	142	Ordinary EBITA	385	403
1.15	1.08	CAR (Cash flow from operations minus capital expenditure in fixed assets divided by ordinary EBITA)	0.79	1.09

Earnings per share (EPS) calculations

Third quarter 2005	Third quarter 2004	*In euros unless otherwise indicated*	Nine months ended September 30 2005	Nine months ended September 30 2004
304.4	297.7	Weighted average number of shares (D)	301.8	294.9
319.0	312.4	Diluted weighted average number of shares (E)	315.7	309.7
5	3	Correction to income of convertible bond (net of taxes) on assumed conversion (F)	15	9
0.29	0.28	Ordinary EPS (B/D)	0.73	0.79
0.29	0.27	Ordinary diluted EPS (minimum of ordinary EPS and (B+F)/E)	0.73	0.78
0.26	0.45	EPS (A/D)	0.61	0.81
0.26	0.44	Diluted EPS (minimum of EPS and ((A+F)/E))	0.61	0.80
0.40	0.37	Free cash flow per share (C/D)	0.47	0.99
0.40	0.37	Diluted free cash flow per share (minimum of free cash flow per share and (C+F)/E)	0.47	0.98

Health

Third quarter		2005	2004	Change (in millions) Organic	Acquisition/ Divestment	Currency	Total
In millions							
Revenues	EUR	165	160	4	1	0	5
Ordinary EBITA	EUR	29	28	1	0	0	1
Revenues	USD	201	195	4	2	-	6
Ordinary EBITA	USD	36	34	2	0	-	2
Ordinary EBITA margin		18	18				

Corporate & Financial Services (CFS)

Third quarter		2005	2004	Change (in millions) Organic	Acquisition/ Divestment	Currency	Total
In millions							
Revenues	EUR	125	108	6	10	1	17
Ordinary EBITA	EUR	23	15	5	3	0	8
Revenues	USD	153	133	8	12	-	20
Ordinary EBITA	USD	28	19	6	3	-	9
Ordinary EBITA margin		18	14				

Tax, Accounting & Legal (TAL)

Third quarter		2005	2004	Change (in millions) Organic	Acquisition/ Divestment	Currency	Total
In millions							
Revenues	EUR	151	144	6	0	1	7
Ordinary EBITA	EUR	23	28	(5)	0	0	(5)
Revenues	USD	185	176	8	0	1	9
Ordinary EBITA	USD	27	34	(7)	0	0	(7)
Ordinary EBITA margin		15	19				

Legal, Tax & Regulatory Europe (LTRE)

Third quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	290	286	(2)	6	0	4
Ordinary EBITA	EUR	29	32	(4)	1	0	(3)
Ordinary EBITA margin		10	11				

Education

Third quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	131	127	4	0	0	4
Ordinary EBITA	EUR	51	48	3	0	0	3
Ordinary EBITA margin		39	38				